                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                          Electronic Data Systems Corp
                                (Name of Issuer)


                                     Common
                         (Title of Class of Securities)

                                  285661 99 7**
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement. / / (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


** The two prior reports showed the CUSIP as 285661 10 4. The correct CUSIP shows above.

                        (Continued on following pages(s))

                                Page 1 of 5 Pages

CUSIP No. 285661 99 7                   13G                         Page 2 of 5


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   U.S. Trust Company of New York                13-5459866

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          N/A                                                           (a) / /
                                                                        (b) / /

3         SEC USE ONLY


4         CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

                                      SOLE VOTING POWER
                              5
                                            - 0 -
            NUMBER OF
             SHARES                   SHARED VOTING POWER
          BENEFICIALLY        6
            OWNED BY                        68,037,219
              EACH
            REPORTING                 SOLE DISPOSITIVE POWER
             PERSON           7
              WITH                          - 0 -

                                      SHARED DISPOSITIVE POWER
                              8
                                            See 6

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
                          See 6

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
               N/A

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
                          14.00

          TYPE OF REPORTING PERSON
12
          HC/EP

                   Issuer

                   Electronic Data Systems Corp


Item 1 (b)         Address of Issuer's Principal Executive Office

                   5400 Legacy Drive
                   Plano TX 75024


Item 2 (a)         Name of Person Filing:

                   U.S. Trust Company of New York


Item 2 (b)         Address or Principal Place of Business

                   114 West 47th Street
                   New York, NY  10036


Item 2 (c)         Citizenship:

                   NY


Item 2 (d)         Title of Class of Securities:

                   Common


Item 2 (e)         CUSIP Number:

                   285661 99 7


Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                   (a)          Not applicable

                   (b)(X) United States Trust Company of New York, a bank as defined in Section 3(a)(6) of Act.

                   (c)          Not applicable

                   (d)          Not applicable

                   (e)          Not applicable

                   (f)          Not applicable

                   (g)(X) U.S. Trust Corporation is a parent holding company, in accordance with section 240.13d-1
                                (b)(1)(ii)(G).

                   (h)          Not applicable

Item 4             (a)          Amount Beneficially Owned:
                                68,237,219


                   (b)          Percent of Class:
                                14.00


                   (c)          Number of shares as to which such person has:

                                (i)      sole power to vote or to direct the
                                         vote

                                         -0-

                                (ii) shared power to vote or to direct the vote See 4(a)


                                (iii) sole power to dispose or to direct the disposition of

                                         -0-


                                (iv) shared power to dispose or to direct the disposition of

                                         See 4(a)


Item 5             Ownership of Five Percent or Less of a Class

                   N/A


Item 6             Ownership of More than Five Percent on Behalf of Another
                   Person.

                   The Reporting Person is an Independent Trustee of the Issuer's Employees' Pension Plan Trust.


Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

                   See Items 1 and 12 of Page 2 and Item 3 herein.


Item 8 Identification and Classification of the Members of the Group.

                   Not applicable

Item 9             Notice of Dissolution of Group.

                   Not applicable


Item 10 Certification. By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                   Signature. After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date: September 9, 1996
      --------------------------




                                       UNITED STATES TRUST COMPANY OF
                                       NEW YORK



                                 By:    /s/ Joseph A. Tricarico
                                    -------------------------------------------
                                    Name: Joseph A. Tricarico
                                    Title: Vice President and Trust Counsel